EXHIBIT 99.6

MNG Enterprises, Inc.
5990 Washington Street
Denver, CO 80216

August 11, 2025

PRIVATE AND CONFIDENTIAL
VIA EMAIL

Board of Directors
DallasNews Corporation
c/o the Secretary
P. O. Box 224866
Dallas, TX 75222-4866

Dear Members of the Board of Directors,

On behalf of MNG Enterprises, Inc. and its affiliates (“MNG,” “we,” “us,” and “our”), we are pleased to submit an enhanced offer (the “Enhanced Proposal”) to acquire all of the issued and outstanding shares of Common Stock of DallasNews Corporation (“DallasNews”) that we do not already own for $17.50 per share in cash. Our Enhanced Proposal is $2.50 per share more than Hearst’s revised, yet inferior, offer of $15.00 per share, representing a whopping 16.7% premium to Hearst’s revised offer under the Agreement and Plan of Merger, dated as of July 9, 2025, among Hearst Media West, LLC (“Hearst”), DallasNews, and the other parties thereto, as amended on July 27, 2025 (the “Existing Agreement”).

Our Enhanced Proposal represents:

•	a 299%+ premium to the undisturbed closing price of $4.39 per share on July 9, 2025;

•	an 18.3% premium to the closing price of $14.80 per share on August 8, 2025; and

•	a $1.00 per share increase over our initial offer of $16.50 per share submitted to DallasNews on July 22, 2025 (the “Original Proposal”).

We are perplexed by your refusal to have a single discussion with us in the weeks since our Original Proposal was submitted.  Both our Original Proposal and Enhanced Proposal offer substantially more economic value to your shareholders, and – unlike Hearst – we are offering to continue publishing the beloved print edition of The Dallas Morning News. Our Enhanced Proposal is therefore better for DallasNews’ shareholders and the readers of The Dallas Morning News alike.

As important, despite your assertions to the contrary, Robert Decherd’s opposition to the Original Proposal does not prevent you from engaging with us. The Existing Agreement does not require that a competing proposal constitute a Superior Proposal in order to justify engagement. Rather, you can engage when a proposal is reasonably likely to lead to a Superior Proposal – as our proposals clearly have been since the beginning. That standard exists precisely because a third-party proposal, particularly one made without access to non-public information like ours, can only evolve through diligence, negotiation, and refinement. We remain confident that a constructive dialogue will address the concerns Mr. Decherd has raised and will result in a better outcome for DallasNews, The Dallas Morning News and its readers.

Our Original Proposal was clearly the best offer available to the shareholders to whom you owe a fiduciary duty (even in light of Hearst’s increased offer) and warranted good-faith engagement. Today, we are submitting this Enhanced Proposal to further demonstrate our commitment to a transaction between MNG and DallasNews. We have consistently indicated our belief that diligence could uncover additional value drivers that may support an even higher valuation than $16.50. Our Enhanced Proposal of $17.50 reflects that belief.

We are putting more money on the table because we believe in the Dallas Morning News. You should not summarily dismiss an offer that is clearly better for Dallas News’ shareholders and the readers of The Dallas Morning News alike.

Indeed, earlier this year, Sonoma Media Investments sold its portfolio of six newspapers to us rather than Hearst specifically because of confidence in our commitment to local journalism, saying:

“We wanted, and sought, an experienced owner with a proven track record of successfully running news operations in competitive markets for the benefit of the communities they serve….  MediaNews Group is run by a talented management team with decades of experience in local news, an important factor in our decision.”

Nowhere is quality journalism more important than at the local, community level. That’s why MNG manages our titles as a network of news groups and individual publications with autonomy bestowed on local leadership teams to make decisions based on what’s best for the unique communities they serve. We ensure maximum resources are available for newsrooms by maintaining centralized corporate teams that efficiently provide business and support services (such as product, technology, finance and human resources). Our local management teams have more freedom and flexibility to serve their local constituencies than newspapers operated by peers such as Hearst.

For decades, our leadership team has managed the acquisition of dozens of properties, many of which would no longer exist without our success at sustaining them. We have implemented an innovative and effective strategy focused on print and digital subscriptions as the primary focus of our business. While other newspaper groups abandon print to focus primarily on digital subscriptions, we remain committed to both platforms because of the continuing value that both provide to our readers.

We have tremendous respect for The Dallas Morning News and its nearly 140 years of excellence in journalism and service to the people of North Texas, as well as for its talented team of journalists. We welcome a discussion around the future operations of The Dallas Morning News in order to address Mr. Decherd’s concerns.

However, by not engaging with us, it is impossible for you to know whether that’s even possible, breaching any basic concept of a duty of care.

Our Enhanced Proposal remains a non-binding expression of interest only and does not constitute an offer capable of acceptance. We reserve the right to withdraw or modify this Enhanced Proposal at any time. This Enhanced Proposal (i) does not constitute a legally binding obligation, and, other than any confidentiality agreement that we may enter into in connection with further discussions of our Enhanced Proposal, there will be no legally binding agreement between us and DallasNews regarding this Enhanced Proposal or the potential transaction contemplated by this Enhanced Proposal, unless and until we enter into definitive documentation, (ii) is not intended to provide a basis for detrimental reliance or create any liability, whether arising in tort or at law, and (iii) is subject in all respects to the completion of our due diligence to our satisfaction in our sole discretion and the negotiation and execution of definitive documentation. Our Enhanced Proposal is not, and is not intended to be, a solicitation of a proxy or vote with respect to any securities of DallasNews or any other securities, or an offer to purchase or a solicitation of an offer to sell any securities of DallasNews or any other securities.

We are confident that our offer is best not just for DallasNews and The Dallas Morning News, but also for the people of North Texas, and we look forward to discussing further what we can provide to The Dallas Morning News and how we would ensure its future across platforms for its longtime, loyal audience, now and into the future. We are unique among newspaper owners and operators in that we have the scale and experience to ensure The Dallas Morning News continues to thrive for the benefit of your readers who depend on trusted local journalism to inform and enrich their lives.

We look forward to speaking with you.

Sincerely,

MNG ENTERPRISES, INC.

By: _______/s/ R. Joseph Fuchs_____________
Name: R. Joseph Fuchs
Title: Chairman of the Board of Directors

By: _______/s/ Guy Gilmore_______________
Name: Guy Gilmore
Title: Chief Operating Officer